Exhibit 12.2

GOODRICH PETROLEUM CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE SECURITIES DIVIDENDS

(In Thousands, Except Ratios)

	Year ended December 31,
	2008	2007	2006	2005	2004
Earnings:
Income (loss) from continuing operations before income taxes	$176,748	$(59,476)	$13,921	$(37,554)	$(3,606)
Plus: fixed charges	31,148	23,925	17,295	3,114	1,743
Preference securities dividends	(8,738)	(6,047)	(8,952)	(755)	(633)

Earnings available for fixed charges	$199,158	$(41,598)	$22,264	$(35,195)	$(2,496)

Fixed Charges:
Interest expense	$22,410	$17,878	$8,343	$2,359	$1,110
Preference securities dividends	8,738	6,047	8,952	755	633

Total fixed charges	$31,148	$23,925	$17,295	$3,114	$1,743

Ratio of Earnings to Fixed Charges and
Preference Securities Dividends	6.39	(a )	1.29	(b )	(c )

(a)	Earnings for the year ended December 31, 2007 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $65.5 million.
(b)	Earnings for the year ended December 31, 2005 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $38.3 million.
(c)	Earnings for the year ended December 31, 2004 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $4.2 million.